
11008074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


MAIL
PROCESSING
RECEIVED
JUN 29 2011
SECTION
211

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: 

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S of our report, dated June 28, 2010, on the statement of net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2009, which appears in the 2010 annual report on Form 11-K.

Amper, Politziner & Mattia, LLP

June 28, 2011
Bridgewater, New Jersey

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S on Form S-8 of our report, dated June 28, 2011, on our audit of the financial statements and supplemental schedules of Novo Nordisk, Inc. 401(k) Savings Plan as of and for the year ended December 31, 2010, which report is included in this annual report on Form 11-K filed on or about June 28, 2011.

EisnerAmper LLP

Bridgewater, New Jersey
June 28, 2011

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S of our report, dated June 28, 2010, on the statement of net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2009, which appears in the 2010 annual report on Form 11-K.

Amper, Politziner & Mattia, LLP

June 28, 2011
Bridgewater, New Jersey

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S on Form S-8 of our report, dated June 28, 2011, on our audit of the financial statements and supplemental schedules of Novo Nordisk, Inc. 401(k) Savings Plan as of and for the year ended December 31, 2010, which report is included in this annual report on Form 11-K filed on or about June 28, 2011.

EisnerAmper LLP

Bridgewater, New Jersey
June 28, 2011


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2011
WASH, D.C.
211
SECTION

NOVO NORDISK INC. 401(K) SAVINGS PLAN

December 31, 2010 and 2009

Page

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.



EisnerAmper LLP
750 Route 202 South, Suite 500
Bridgewater, NJ 08807
T 908.218.5002
F 908.218.5009

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2010 and delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Bridgewater, New Jersey
June 28, 2011

AMPER, POLITZINER & MATTIA, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, LLP

June 28, 2010
Bridgewater, New Jersey

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments, at fair value		
Mutual funds	$ 275,058,144	$ 211,109,727
Common stock	154,916,079	87,746,221
Common collective trusts	81,907,587	56,248,486
Money market funds	36,373,339	33,573,774
	548,255,149	388,678,208
Cash	74,934	250,128
Notes receivable from participants	10,884,602	8,742,568
Receivables		
Employer contributions	1,172,229	1,043,667
Participant contributions	690,757	587,840
Dividends and interest	61,650	474,453
	1,924,636	2,105,960
Net assets available for benefits	$ 561,139,321	$ 399,776,864

See accompanying notes to financial statements.

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions to net assets attributed to		
Investment income		
Net appreciation in fair value of investments	$ 106,752,810	
Dividends	6,477,515	
Interest	77,425	
		$ 113,307,750
Interest on notes receivable from participants		467,745
Contributions		
Employer	39,147,552	
Participant	33,212,195	
Participant rollovers	6,952,886	
		79,312,633
Total additions		193,088,128
Deductions from net assets attributed to		
Benefits paid to participants	31,654,481	
Administrative expenses	71,190	
Total deductions		31,725,671
Net increase		161,362,457
Net assets available for benefits, beginning of year		399,776,864
Net assets available for benefits, end of year		$ 561,139,321

See accompanying notes to financial statements.

Note 1 - Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan covering all employees of Novo Nordisk Inc., Novo Nordisk Pharmaceutical Industries, Inc., and NNE Pharmaplan, Inc. (collectively the "Company") upon date of hire, other than employees working in Puerto Rico and temporary employees with less than one year of service and 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a management committee appointed by the Board of Directors of Novo Nordisk Inc. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the custodian of the Plan.

The Plan and the separate Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan"), which is maintained by Novo Nordisk Inc. for their employees in Puerto Rico, both offer stock of Novo Nordisk Inc. (Novo Nordisk A/S, American Depository Shares) as an investment option. NNAS amended its Registration Statement on Form S-8 for this Plan by filing a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment") in November 2008. This filing amended the original S-8 for the Plan to cover both the Plan and the PR Plan.

Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. In addition, participants may contribute amounts representing distributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The additional amounts may be deferred only when the maximum pre-tax contribution has been made. The maximum catch-up contribution in 2010 and 2009 is $5,500. In no event may participant pre-tax and after-tax contributions exceed any statutory limitations.

All employees have their compensation automatically reduced by 2% (pre-tax basis), which is deemed to be the participants' salary reduction election if the participants do not elect to defer a portion of their compensation to the plan, and do not elect a greater or lesser contribution amount. Furthermore, effective as of April 1, 2010, participants' salary deferral elections are automatically increased by 1% each April 1st if such contributions are less than 6% of compensation. The purpose of this change is solely to encourage employees to save for their retirement. Participants can also opt out on this automatic deferral election anytime.

Note 1 - Description of Plan (continued)

Contributions (continued)

The Company may make basic, matching, and discretionary profit sharing contributions. For the year ended December 31, 2010, the basic contribution represents 8% of each participant's annual compensation regardless of the amount of participants' contributions, if any. Matching contributions of 100% of the first 1% of compensation up to 1% of the annual compensation were made only for those participants who contribute at least 2% on a before-tax basis. No discretionary profit sharing contribution was made by the Company since the inception date of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses incurred and paid by the Plan. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the Company's basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

During the year ended December 31, 2010, forfeitures of approximately $1,460,000 were used to reduce employer contributions. Forfeited non-vested accounts available at December 31, 2010 and 2009, were approximately $43,000 and $113,000 respectively. Forfeited non-vested accounts are used to reduce future Company contributions and pay Plan expenses. For example, forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required for employees that were erroneously omitted as participants of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce Company contributions.

Note 1 - Description of Plan (continued)

Notes Receivable from Participant

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may set up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts and bear interest at rates that range from 4.25% to 10.50%, which are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On the earlier of retirement, death or termination of service, participants shall be entitled to receive the vested interest in their accounts. Distribution shall be made in a single lump sum payment in cash or property allocated to the participants' accounts. In addition, participants may receive pre-retirement distributions at age 59½.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board ("FASB") issued new guidance that requires participant loans to be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, and measured at the unpaid principal balance plus accrued, but unpaid interest. The new guidance is effective for fiscal years ending after December 15, 2010 and is applied retroactively. The Plan adopted this new guidance for the reporting period ended December 31, 2010 by reclassifying participant loans on the Statement of Net Assets Available for Benefits for all years presented. Delinquent participant loans are reclassified as distribution based upon the terms of the Plan document.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year-end. Money market funds are valued at face value, which approximates fair value. The Plan's interest in common collective trusts are valued at the unit value of the trusts which are based on the market value of the underlying investments in the trust at year-end. There have been no changes to the methodologies used to measure fair value at December 31, 2010 and 2009.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 9 for discussion of fair value measurement.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan and certain expenses are paid by the Company.

Note 2 - Summary of Accounting Policies (continued)

Recent Accounting Pronouncement

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term "fair value" in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

Note 3 - Tax Status

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated January 15, 2009, which states that the Plan and related trust qualify under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and therefore, was exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been periodically amended to remain in compliance with the provisions of the Code. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken or is expected to take any uncertain positions that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements as of December 31, 2010. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2007.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the custodian. The following presents the Plan's investments that represent 5% or more of the Plan's net assets as of December 31:

	2010	2009
Mutual funds:		
Growth Fund of America R5	$ 50,816,131	$ 41,950,215
Europacific Growth Fund R5	41,174,800	35,534,545
Schwab Value Advantage Instl	36,336,603	33,570,433
Schwab S&P 500 Index Fund	31,183,694	23,273,668
	159,511,228	134,328,861
Common stock:		
Novo Nordisk A/S, American Depository Shares	154,916,079	87,746,221
Common collective trusts:		
Schwab Managed Ret 2040 CL III	$ 34,158,111	$ 22,307,638

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

Common stock	$ 67,391,619
Mutual funds	28,817,606
Common collective trusts	10,543,585
	$ 106,752,810

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the total market value of investments managed by Charles Schwab amounted to $149,427,883 and $113,092,587 respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $71,190 for the year ended December 31, 2010. Schwab Retirement Plan Services is the record keeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the market value of investments in Novo Nordisk A/S common stock was $154,916,079 and $87,746,221 respectively.

Note 8 - Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements), and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Note 9 - Fair Value Measurements (continued)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued amended guidance on fair value measurements. The Plan has adopted the amended provisions that are effective for interim and annual reporting periods beginning after December 15, 2009 regarding disclosures of significant transfers in and out of Level 1 and Level 2 assets and description of the reasons for the transfers. Additional disclosures that are effective for fiscal years beginning after December 15, 2010 regarding reporting purchases, sales, issuances, and settlements for Level 3 assets on a gross basis should not have a significant impact on the Plan's financial statements.

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2010:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap fund	$ 114,817,821	$ -	$ 114,817,821
Domestic growth funds	61,987,102	-	61,987,102
International growth funds	50,767,393	-	50,767,393
Fixed income funds	47,485,828	-	47,485,828
Total mutual funds	275,058,144	-	275,058,144
Common stock	154,916,079	-	154,916,079
Money market funds	36,373,339	-	36,373,339
Common collective trusts:			
Balanced funds	-	81,907,587	81,907,587
Total investments at fair value	$ 466,347,562	$ 81,907,587	$ 548,255,149

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2009:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap fund	$ 92,351,556	$ -	$ 92,351,556
Domestic growth funds	42,087,737	-	42,087,737
International growth funds	40,718,136	-	40,718,136
Fixed income funds	35,952,298	-	35,952,298
Total mutual funds	211,109,727	-	211,109,727
Common stock	87,746,221	-	87,746,221
Money market funds	33,573,774	-	33,573,774
Common collective trusts:			
Balanced funds	-	56,248,486	56,248,486
Total investments at fair value	$ 332,429,722	$ 56,248,486	$ 388,678,208

Note 9 - Fair Value Measurements (continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of reclassifications between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.

Note 10 - Department of Labor Audit and Late Participant Contributions

The Plan has undergone an audit by the Department of Labor (the "DOL") for plan years 2004 through 2009. In September 2010, the Company has received a final closing letter from the DOL, communicating that it has concluded its investigation and recommended minor corrective actions regarding the timeliness of contributions to the trust established under the Plan. Form 5330s were filed with the Internal Revenue Service to report certain delayed contributions and corrective contributions including lost earnings on the delayed contributions. Corrective contributions related to the DOL audit amounting to $11,444 and $1,927 were made in April and August 2010 respectively to reimburse affected participants for lost earnings.

Separately, the Company has filed Form 5330 with the Internal Revenue Service to report certain delayed contributions for plan year 2010 and made corrective contribution of $970 in June 2011 to reimburse affected participants for lost earnings.

Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Cost		Fair Value
Growth Fund of America R5		Mutual Fund	**	$	50,816,131
Europacific Growth R5		Mutual Fund	**		41,174,800
Schwab Value Advantage Instl.	*	Money Market Fund	**		36,336,603
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		34,158,111
Schwab S&P 500 Index Fund	*	Mutual Fund	**		31,183,694
WF Advantage Total Return BD		Mutual Fund	**		27,571,369
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**		22,902,434
DWS Strategic Value FD CL S		Mutual Fund	**		22,167,103
Franklin U.S. Govt Securities		Mutual Fund	**		19,914,459
Royce Opportunity Inv.		Mutual Fund	**		19,419,908
Baron Small Cap Fund		Mutual Fund	**		16,756,889
Schwab Managed Ret 2050 CL III	*	Common collective trust fund	**		11,804,438
Goldman Sachs Midcap Val Instl.		Mutual Fund	**		10,846,082
Thornburg Value Instl. CL		Mutual Fund	**		10,650,893
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		10,090,798
DFA Strategic Value FD CL S		Mutual Fund	**		9,592,593
Columbia Mid Cap Index Z		Mutual Fund	**		9,091,083
Rainier Small/Mid Cap EQ Instl.		Mutual Fund	**		5,873,139
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		1,912,274
Schwab Managed Ret Income III	*	Common collective trust fund	**		1,039,531
Stock Liquidity		Money Market Fund	**		36,737
Novo Nordisk AS	*	Common Stock	**		154,916,080
Total Investments				$	548,255,149
Notes receivable from participants including $31,837 of accrued interest: interest rates ranging from 4.25% to 10.50%, and maturities through 2025				$	10,884,602

* Party-in-interest

** Cost information not required for participant-directed investments

Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2010

	Total that Constitute Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to Plan (x)	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$5,343,723 (a)	$0	$5,343,723 (a)	$0	$0
186,966 (b)	0	186,966 (b)	0	0

(x) Late participant loan repayments are included in the late participant contributions.

(a) Corrective contributions for lost earnings related to these late participant contributions amounting to $11,444 and $1,927 were made in April 2010 and August 2010, respectively which are not included in the schedule above.

(b) Corrective contributions for lost earnings related to these late participant contributions amounting to $970 were made in 2011 which is not included in the schedule above.